Exhibit 3.1

AMENDMENT No. 2 TO BYLAWS OF

GWG HOLDINGS, INC.

The following amendment is made to the Bylaws (the “Bylaws”) of GWG Holdings, Inc., pursuant to resolutions adopted by the corporation’s Board of Directors on June 2, 2015:

1.                  Article 7 of the Bylaws shall be amended and restated to read in its entirety as follows:

Article 7

Certain Litigation Matters

Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article 7.

7.1 Exclusive Forum. Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for any claim or counterclaim, including without limitation (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s Stockholders, (iii) any action asserting a claim arising pursuant to any provision of the General Corporation Law, or (iv) any action asserting a claim governed by the internal affairs doctrine, shall be a state or federal court located within the State of Delaware, in all cases subject to the court having personal jurisdiction over the indispensable parties named as defendants.

2.                  In the event that a term, provision or entire section of bylaws contained in this Amendment to Bylaws is determined by a court of competent jurisdiction, in a final and non-appealable judgment, to be unenforceable for any reason, then the remainder of the terms, provisions and sections of bylaws contained herein shall be unaffected thereby.

3.                  Except as otherwise expressly modified by this Amendment No. 2 to Bylaws, all terms and provisions, contained in the Bylaws shall remain unmodified and in full force and effect.